Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

THE FOLLOWING IS A TRANSCRIPT OF THE ANNUAL SHAREHOLDERS’ MEETING OF PEPSICO, INC. HELD ON MAY 6, 2009:

I. Nooyi:  Good morning, everyone.  On behalf of the PepsiCo board and all our management team, I would like to extend a warm welcome to each of you in the room, and everyone on the Webcast.  And I thank you for attending PepsiCo's 2009 Annual Meeting.

I hope that the opening video leaves you with a sense of pride and optimism for your company and ours, PepsiCo.  It is often said that it's in the tough times that a company's true performance, the determination of its people to get through the difficult time successfully, while keeping an eye on the future, is what separates the good from the great company.  And I believe PepsiCo is indeed a great company.

The past year has been very difficult in markets the world over.  The macroeconomic environment is already the most severe we've ever experienced.  But PepsiCo is growing and providing a very healthy return.  All of us should be proud that PepsiCo had a good year, on the top line, the bottom line, and in every which way in between.

But before getting into the details, I want to start a special recognition of our guests, and also to the shareholders who have taken the time to share their views through proxy resolutions.  To Mr. Rauscher and Mr. DiGuiseppe, welcome back.  To both of you, it's good to see you.  To Ms. Amy Galland and Mr. Quinlan, it was a pleasure to meet both of you this morning.  And I would like to welcome back two people who are passionate about access to safe, clean drinking water as I am, Grace Kelly and Gigi Kellett.  It's good to have all of you here again.

PepsiCo's your company.  We are known for having a culture of ownership and empowerment, where our associates and you, our shareholders, express diverse views and make a real difference in the performance of this great company.  Our strong determination to win and to grow is what gets us up every morning, and keeps us fueled every day.

There are many PepsiCo family members here today that I'll recognize in a moment.  But I want to start saying a big "thank you" to every single one of the 1.5 million shareholders, many of whom are listening to this on the Webcast.  Today's meeting is indeed a celebration and a thank you, for your investment and ongoing belief in our company's mission and long-term growth potential.  Your faith in us is even more notable in the current business climate.  But it presents an immediate opportunity for PepsiCo to showcase our leadership as a company that does well by doing good.  We call that “Performance With Purpose”, which is now woven into the fabric of our company.  Whether it's Plano, Paris, Shanghai or Sao Paulo, our associates the world over will tell you that, wherever we see success, we see both parts of this mission in action.

Let me take a moment to recognize three leaders in PepsiCo, who've embraced Performance With Purpose and drive it through the whole organization.  John Compton, Chief Executive Officer, Pepsi Americas Foods.  John, if you could just stand up.  John Compton.  Mike White, our Vice Chairman and PepsiCo's Chief Executive Officer of our international businesses.  And Massimo d’Amore, Chief Executive Officer, PepsiCo Americas Beverages.  (Applause).

I also want to introduce a very special leader. A co-founder, and a former Chairman and CEO, Don Kendall, and in an even more special way, his dear wife, Bim.  Don and Bim  (Applause).

And I want to recognize Jan Calloway.  Jan Calloway hasn't been to a shareholder meeting in a couple of years, but

Jan's late husband, Wayne Calloway, succeeded Don Kendall as our Chairman and CEO.  Jan, thank you for being with us today.  It's indeed special to have you here.  (Applause).

I'm also pleased that another former Chairman and CEO, the most beloved Roger Enrico and his wife Rosemary are here with us today.  Roger, Rosemary.  (Applause).

And now, our Board of Directors.  Please stand while I call your name.  And if you could hold your applause until all of them stand up, I'd appreciate it.  Shona Brown, Ian Cooke, Dina Dublon, Dr. Victor Dzau, Ray Hunt, Arthur Martinez, Sharon Percy Rockefeller, our presiding director, Lloyd Trotter, Dan Vasella and Mike White, our Vice-Chairman.  Two board members couldn't be with us today, Jim Schiro and Alberto Ibarguen.  Alberto's in Washington doing a testimony before the Senate Commerce Committee.  So, a warm welcome to our board of directors.  (Applause).

And of course, a familiar face.  Larry Thompson, our PepsiCo General Counsel, who will ensure that this meeting runs smoothly for all of us.

Finally, I want to acknowledge Al Carey, President and CEO of Frito-Lay North America.  Frito-Lay has hosted our annual meeting for several years.  And, Al, we are delighted to be holding this meeting here in Frito-Lay, a division of PepsiCo.   It gives us a great opportunity to thank everyone in Frito-Lay for the extraordinary performance you did over last year and last quarter.  So, Al, to you and the entire team, a big thank you.

We're also grateful that we have members from the founding families of Frito-Lay with us here today.  And I'd like to welcome Kaletta Doolin.  Kaletta? (Applause).  Now, Kaletta tells me that Kitty Doolin, who always comes to the meeting, had back surgery yesterday.  Please convey our best wishes to your mother, Kaletta, and tell her that she's in our prayers and our thoughts.  Thank you.

Inspired by a proud past, every member of PepsiCo's leadership team knows that our job is to manage this company for the benefit of our associates, our investors, as well as for the benefit of the many people who have a stake in how we operate.  The customers, the consumers, the communities in the 200 countries in which we sell our products.  Hundreds of bottling partners around the world.  Our valued suppliers worldwide.  And most importantly, our retirees, who've driven our performance for the last 44 years.  For those of you here who are PepsiCo retirees, alumni of our great company, could you please stand up so we can recognize your contributions to PepsiCo?  (Applause).  Roger and Don, the last time I checked, you both were retirees, too.  (Laughter).

When I reflect on 2008, I'll be honest with you.  I can not recall a more eventful or trying year.  The extreme macroeconomic pressures included unprecedented commodity inflation and then volatility, a crisis in global financial markets, a credit crunch that left many businesses and consumers strapped for cash, and a global economy that lurched into real deep recession.  And, all this happened while global business grappled with wildly fluctuating foreign exchange rates.

On top of this, PepsiCo also confronted natural forces, as floods temporarily closed our flagship Quaker plant in Cedar Rapids, and a fire destroyed our snacks plant in Curitiba, Brazil. Nature even produced a potato shortage here in the United States.  So 2008 was a very eventful year.

But even in this incredibly tough environment, PepsiCo did extremely well.  Across the company, our associates came to us, ready to perform and deliver Performance With Purpose.  This shared mission binds us all together, and the way our associates have taken it to heart and embedded it throughout the businesses, and helped us meet the challenges of 2008 is indeed remarkable.  Our businesses continue to grow, and deliver solid performance into the first quarter of this year also.

Together, we achieved another year of strong financial growth.  Net revenue in 2008 grew 10 percent.  Core division operating profit growth was six percent.  And core EPS grew nine percent.  More importantly, cash flow from operations, before capital expenditures, was $7 billion.

And as part of our commitment to return cash to our shareholders, over the past five years, PepsiCo has generated $26 billion of cash after capital expenditures and option proceeds, and returned all of it and more.  In fact, we've returned $27 billion through dividends and share repurchases, to shareholders. With dividends alone over $10 billion over the last five years.

Yesterday, we announced a dividend increase of six percent, bringing our annual dividend to $1.80 a share.  It is the 37th annual increase in our dividend, and over the past 10 years, PepsiCo's annual dividend has grown at a compounded annual growth rate of more than 12 percent.  This is a time for some applause.  (Applause).

Your company is also sharing success with our associates, through our Total Rewards program, benefits they appreciate even more in today's challenging economic times.  In addition to offering quality health insurance programs for our associates and their families, we offer financial protection if they're unable to work, through life, disability, and accident insurance.

PepsiCo's committed to a well-funded pension plan.  And our strong liquidity enabled us to make a discretionary contribution of $1 billion to our pension fund this year.  Our associates can also save for the long-term through our 401(k) and employee stock ownership benefit program.

But we haven't stopped there, because we are committed to helping our associates achieve work-life balance.  And we provide benefits that can save them both time and money. From commuter assistance and vehicle discounts, to backup child care and elder care benefits, we have programs to help our associates live life well, and in balance.

For instance, our exclusive Health Roads program has helped build an internal culture of health and wellness.  Through this program, our teams have opportunities to receive financial incentives, to improve their health and have access to programs like weight management, smoking cessation, healthy pregnancy management, and programs like that.  And you know, this is good for shareholders, too, because healthier employees mean more productive employees, that use less health care costs for the whole company.

I hope you can take pride that your company maintained these commitments to share in our success.  And all this happened even as the economy worsened last year.

As we approached 2009, we were very pragmatic about the challenges we would face from the global slowdown.  I'm proud of the ways our teams anticipated the challenges, and delivered the first quarter.  We quickly adjusted key operating levels to deliver solid top- and bottom-line growth, while continuing to invest for the long term.

In the first quarter, our balanced global portfolio delivered six percent net revenue growth, and eight percent core EPS growth on a constant currency basis.  PepsiCo's Americas Foods continues to be rock solid.  PepsiCo International is off to a flying start.  And PepsiCo Americas Beverages, in spite of the fact that the category is a troubled one, came in just about where we were expecting it to come in.  And interesting, we are looking for it to show sequential improvement as the year goes on.

Just spending a minute on North American beverages.  We've re-staged our entire North American beverage portfolio.  It's a massive undertaking that is gaining good traction.  And this builds on a solid foundation, with 10 of our beverage brands generating more than a billion dollars of annual retail sales globally.

Most recently, as most of you know, we have proposed an offer to acquire all of the outstanding shares of common stock that we don't currently own, in both the Pepsi Bottling Group, PBG, and Pepsi Americas, PAS, our two largest anchor bottlers.  I know we have many PepsiCo retirees here with us today, and some of you may recall when we formed our anchor bottlers, just over 10 years ago.  You also know firsthand that we have a track record of making proactive moves to better position ourselves for the future.  This is what we did back in '97 and '99, and this is what we're doing again today.

There have been profound changes that have happened in the beverage business in the last 10 years, and to take our North American beverage business to a whole new level, we need to reshape it in a fundamentally different way.  We formed our anchor bottlers under very different market conditions, and it was a right decision then for several reasons.  The category was growing fast.  Carbonated soft drinks dominated the market.  The overall profit pool in the business was expanding steadily.  And there were really only two major players in the market.

Contrast that with today's mature market, where the role of non-carbonated beverages has increased substantially.  Retailers have consolidated.  Many more small companies have come into the beverage business, and the profit pool is not growing at all.

And during this time, our portfolio has changed substantially also.  We acquired Tropicana and then Gatorade, which expanded our non-carb footprint substantially, and also brought with a different manufacturing and go-to-market system.

Almost every aspect of the beverage business has changed, and we believe this is the right time to strategically transform our North American beverage business model.  The time is right to integrate our two anchor bottlers within PepsiCo, so all of us can compete more effectively and continue to grow.

This nimble North American beverage system will generate cost savings, a lot of which we can re-invest back in the business, to become even more competitive.  It would also increase our speed of decision-making, and allow us to effectively meet the needs of customers and consumers.

And we've been working on enhancing the brand innovation, and feel that we are making increasingly good progress in the new PepsiCo Americas beverage structure.  The proposed acquisition would dramatically increase our ability to bring to market differentiated innovation in a much more rapid way.

And on the talent side, both PBG and PAS Associates share the same values and culture as PepsiCo.  And it's like really bringing the extended family back into PepsiCo, besides giving us an incredible base of operating executives from which to grow PepsiCo well into the future.

As this also was launched just about 10 days ago, I do not intend to discuss any additional aspects of this transaction now, or in the Q&A session.

So, let me now turn to the balance of 2009.  For the rest of 2009, as a company, we are focused on four key initiatives.  First,

we are investing in initiatives that deliver a strong value proposition to consumers, who are feeling the pinch in this tough economy.  Second, we are working on every driver that's in our control to grow both the top and the bottom line.

Third, we have a maniacal focus on cash.  We have extremely strict financial discipline to make sure that our cash flow is robust.  All of you know that we are a very strong cash flow generating company, but we want to make sure that, in this environment, we keep that focus on cash, and in fact, generate a lot more than we did last year.

And lastly, we are maintaining our focus on investing for the long term, whether it's brand-building, R&D, investment in IT systems.  We are not taking our eye off the long term.  And in this environment, it's all the more important that we don't sacrifice the long term because of one year of economic turmoil.  So that's the performance side of our business.

Let me now turn to the other side of the equation, the other side of the Performance With Purpose mission, purpose.  As most of you know, we've defined purpose along three planks: human sustainability, environmental sustainability, and talent sustainability.

So let me start with human sustainability.  We take our responsibility to improve the way that we nourish our consumers very seriously.  That's why we are transforming our portfolio to offer a broader range of treats, and healthy, nutritious eats.  For many years now, we've found really creative ways to re-formulate our products to reduce fat, reduce sodium and take out added sugars.  We're now adding whole grains, and fruit and vegetables, to our snacks, and making many of our drinks healthier, too.

But what's interesting, through all of these changes, we have retained the safety, taste, and incredible joy that make our brand so loved and trusted.  And we've made these investments enthusiastically, and we're accelerating our plans for new nutritious foods and beverages, to serve better our consumers all over the world.

Just to give you some examples.  Last year, we introduced our True North line of all natural nut-based snacks.  Please make sure you pick up some of those True North samples.  They're absolutely delicious.  And we were the first company to offer a zero-calorie, naturally sweetened, enhanced water.  SoBe Life, in South America.  And in the United States, it's called SoBe Life Water.  Again, another great-tasting, zero-calorie beverage.

We're also reaching beyond our own products to promote more nutritious diets in communities around the world.  For example, we have joined hands with many global partners, including the World Health Organization, the National Institutes of Health, the Global Alliance for Improved Nutrition, the International Union of Nutrition Sciences and other organizations, to really figure out how we can improve nutrition worldwide.

And in many countries, PepsiCo leads coalitions of companies committed to addressing obesity concerns.  With public-private partnerships on the rise, we're looking for greater collaborations with governments and others to help produce sustained and scalable outreach this health concern requires.  And with the support of the Oxford Health Alliance, the PepsiCo Foundation is supporting pioneering efforts in Mexico, China, India and the United Kingdom, to develop effective, community-based ways of preventing chronic diseases.  That's on one end of the spectrum.

We're also working on the other end of the spectrum, to address an even more serious issue, world hunger.  I'm especially proud to tell you about two initiatives very briefly, because they tell you a bit about the soul of PepsiCo, and the tremendous optimism that we've unleashed in PepsiCo because of Performance With Purpose.  There were two initiatives, both with a common goal, but they were both started independently.  And they were started independently by associates in very different parts of the world.

The first is an international project called Project Asha.  And asha, in Sanskrit, means "hope."  This program is dedicated to producing and distributing fortified nutritious products to address hunger in countries like Nigeria, Mexico, South Africa and India.  This project has forged new partnerships with non-governmental groups and foundations in these countries.

What is fascinating was that, independent of this international project, right here in Frito-Lay North America, a team started a program of its own, to reduce hunger in local communities here in the United States.  And guess what?  They called this project Project Hope.  So Project Asha, Project Hope both have the same name - one in Sanskrit, one in English.  Interesting part, these two teams had not spoken to each other when they started the project, yet both were working on hope.

Like Project Asha, the goal of Project Hope was to develop scalable social businesses that present an alternative to traditional hunger reduction programs, based on philanthropy.  The team plans to launch a pilot program this year, right here in Dallas, in partnership with the Central Dallas Ministries.

The PepsiCo Foundation is also addressing world hunger.  This year, for example, we made a three-year, $5 million grant to Save the Children, for their work to reduce malnutrition for children in India and Bangladesh.  In Haiti, the poorest country in the Western Hemisphere, our support of the Hands and Feet Project is sustaining an awesome prevention program.

You know, for many families facing extreme poverty in Haiti, mothers sometimes have to send their children to orphanages, to give them basic care and food.  Hands and Feet is an organization which is providing resources and education to enable mothers to take care of the children right at home.

And all told, over the past 10 years, nearly $54 million of contributions went to organizations that many of you recognize and support in your own communities, organizations such as the YMCA, Save the Children, Hands and Feet, Salvation Army, Feeding America, Big Brothers/Big Sisters, Scholarship America, the United Way, Boys and Girls Club.  I could rattle off a whole list of organizations.  But we'll continue to support these types of organizations and the communities in which we operate.  So that's human sustainability.

Let me now turn to environmental sustainability, which is the second plank of our Performance With Purpose mission.  Our environmental strategy has three goals. Achieving broader balance, reducing carbon emissions, and improving our eco-footprint, through responsible practices in agriculture, packaging and waste.

Our efforts to achieve water balance directly address the global water crisis.  We have improved technologies across our global manufacturing operations.  We are finding ways to reclaim and recycle steam vapor from heating processes.  And, we're looking to clean bottles through air rinsing, which uses ionized air instead of water.

We're also making great progress in sustainable agriculture to get more crop per drop.  Because, in some areas in the developing world, agriculture accounts for 90 percent of the fresh water consumption.  For example, we're using pivot and drip irrigation systems in some of these regions, to reduce agriculture water use by up to 50 percent.

And in addition to our system-wide conservation efforts, the PepsiCo foundation has committed more than $16 million to bring safe water to many developing countries.  Our goal is to help one million people get access to safe water by the end of next year.

Second, environmental sustainability at PepsiCo also means reducing greenhouse gas emissions.  Our solar collectors in Modesto, California supplies all the power we need to make our great product, Sun Chips.  Our first green plant, in Chongqing, China, will open in June.  And in India, our new wind turbines generate clean, renewable energy.

Our results here show why purpose goes hand in hand with performance.  In 2008 alone, PepsiCo saved more than 575,000 metric tons of greenhouse gas emissions here in the United States.  We reduced our energy costs by $90 million.

The third part of environmental sustainability, we are dramatically reducing our eco-footprint through responsible practices in agriculture and packaging waste.  We have taken the first step, by reducing the amount of material that goes into the production of our containers.  A case in point is our new Eco-Fina bottle.  It weighs just 10.9 grams.  That's a little less than just two U.S. quarters.

We're also helping develop a market for recovered containers, by using recycled material in our bottles and cans.  You know, the average aluminum Pepsi can contains 65 percent recycled aluminum.  And the average Pepsi plastic bottle contains 10 percent recycled plastic.  And I'm proud to say that it contains more recycled plastic material than any other national soft drink brand here in the United States.  More than any other national soft drink brand here in the United States.  So, consumers who want to play a vital role in increasing the market for recycled goods, can take pride in buying our beverage products.

And because innovation is our life blood, PepsiCo's at the leading edge of sustainable packaging, even in our foods business, something you'll see shortly in a video reel we've prepared for you.  For these and all our efforts, I'm proud to tell you that we've been recognized as the leading company, leading the industry in sustainable packaging.  And this recognition came from the Dow Jones Sustainability World Index.

All these accomplishments are made possible by the final aspect of Performance With Purpose, and that is talent sustainability.  In today's world, with all the macroeconomic challenges we're navigating, we need to attract and retain the best and brightest people.  They are absolutely critical to our performance, and to our purpose.

We are building an inclusive work force that truly reflects the consumers and customers we serve, with talents from every culture, and more importantly, from every generation.  Even executives who have retired are signing up to be part of the PepsiCo service corps to further our Performance With Purpose mission.

This year, we began a new recruiting program, to harness the ideas and the energy of millennials.  You know, these recent college graduates know how to keep us relevant with the shifting consumer base out there.  And the enthusiasm of this group let us even develop an organic garden in Purchase, New York, and now it's taking root in every location of PepsiCo where there is land.  These millennials are banding together to dig and plant their own organic garden.  Now, there was a great Fortune magazine that said, "You gave birth to them.  Now you manage them."  (Laughs).  I'm living that.  (Laughter).

You know, we even tapped into the talents of today's youngest generation, the children of PepsiCo's associates across our global operations, by featuring their artwork on the cover of our 2008 annual report, to demonstrate that we're growing in ways that nurture, sustain and inspire all our people.

All of us at PepsiCo are working hard to earn your support and your confidence.  We are conscious of our many responsibilities.  Social, fiduciary, economic.  And as we work to fulfill them, we never lose sight of our mission, our mission of Performance With Purpose.

So before I invite Larry Thompson to kick off the business portion of the meeting, I'd like to show you what I mean.  Because, nothing speaks about Performance With Purpose, the mission, than the words and actions of PepsiCo associates from around the world.  Let's watch.

(VIDEO PLAYS):

(MUSIC)

W:  At PepsiCo, we are committed to helping consumers achieve healthier lifestyles, and that starts with our products.

(MUSIC)

W:  We're transforming our portfolio to offer a wide array of great-tasting food and drinks that provide fun refreshment, as well as clear nutritional benefits.

M:  We believe it's our responsibility to understand the health and diet of all our consumers all over the world, and we've set global goals to improve the nutritional profile of our products.

M:  With our existing products, we're really reinventing the way those products are formulated, by using healthier ingredients, healthier oils, whole grains, and less sodium.

W:  We are also adding fiber, fruits and vegetables, nuts and seeds, and vitamins and minerals to our products.

(MUSIC)

W:  In Mexico, Gamesa Quaker launched a line of portion-controlled oat-based cookies and snacks.  In the UK, Walkers developed Sun Bites, a whole grain snack with 30 percent less fat than standard chips.  We're also developing new flavors, to suit different tastes around the world.  And our beverage businesses are changing, too.

W:  Consumer trends are changing.  And, people are looking for more natural and healthy products.

W:  Tropicana has been expanding its portfolio to include new juice blends and added nutrients.  In China, we're introducing products that tap into a centuries-old source of health and nutrition benefits.

M: Traditional Chinese medicine is really the number one way consumers manage their health and well-being.  We actually have a saying called, "Three dates a day makes you younger."  This [product] here is five dates, and it's going to be very popular.  It's all about driving naturalness as a way of providing the benefit to the Chinese consumer.

W:  But offering more healthful products is just one way we're promoting health and wellness.  We're also supporting programs like the Vide Saludable school program in Mexico, that educates young people about good nutrition and exercise, and a soccer program in Egypt that reaches more than 7,500 schools.

(MUSIC)

W:  For more than a decade, we've also been working hard to reduce our impact on the environment.  Our programs focus on water, climate change, and packaging.

M:  The businesses are taking the environmental agenda very seriously.  We set some specific objectives around conservation, based on what we thought we could do.  The businesses have far exceeded our expectations, and what we thought we would need until 2015 to accomplish, we're going to accomplish many years earlier.

(MUSIC)

W:  Walkers has found new ways to reuse and distribute water more effectively in making potato crisps.

M:  Over the last eight years, we've reduced our water by 42 percent.  If I put that in context, it's the equivalent to 350 Olympic-size swimming pools.

W:  Our efforts extend to packaging, as well.  Sun Chips is introducing the first fully compostible snack chip bag, made from plant-based materials, a change that will significantly reduce our environmental impact.

(MUSIC)

W:  To reduce its environmental impact, Aquafina introduced a new ultralight bottle, called Eco-Fina.  At just 10.9 grams, that's half as much as the bottles weighed in 2002.  That's expected to reduce our use of plastic each year by 75 million pounds.

We also work to drive environmental progress through partnerships with other organizations.  In India and other markets, PepsiCo is collaborating on projects to provide safe drinking water to communities, improve their sanitation, and help farmers use water more efficiently.

(MUSIC)

W:  For all our strengths, our people remain our single greatest asset.

W:  Everybody wants to work with a great team.  And we have incredible teams here.  They're passionate about what they do, they're driven to deliver results, and they're good at bringing that can-do spirit to whatever the challenge is.

W:  At PepsiCo, we work hard to promote a diverse and inclusive workplace, one where people of all backgrounds can achieve their full potential.

M:  An inclusive culture is just that.  It is making sure that the uniqueness of each individual who's a part of the PepsiCo team is appreciated and valued and leveraged.

W:  Innovative thinking, industry leadership, and giving every individual the opportunity to make a real difference, help us to attract and retain the best talent in the world.  Performance With Purpose is at the core of PepsiCo's success.  It reflects our commitment to the many stakeholders we serve.  Consumers, investors, partners, employees, and communities around the world.  Wherever we operate, we strive each day to build a strong, successful, sustainable business, while making a positive contribution to the world around us.

(MUSIC)

Larry Thompson:  Thank you Madame Chair.  I am pleased to report that a majority of the votes entitled to be cast at this meeting are represented today in person or by proxy, and therefore we have the necessary quorum under state law and under our bylaws.  It is now in order to proceed with the meeting, and I hereby declare the polls to be open.  Now, if anyone has not yet voted and wants to vote by ballot during the meeting, please raise your hand.  We have staff assistants who will distribute ballots to you.  Please remember to vote on all items, not just the ones on which you may want to change an earlier vote.  If you've previously voted by proxy, you do not need to vote today unless you wish to change your vote.  Now that we have a quorum, I declare this meeting to be duly convened for purposes of transacting such business as may properly come before it in accordance with state law and our bylaw.

I. Nooyi:  We have seven items on the agenda this morning:  election of directors; ratification of auditors; approval of the PepsiCo executive incentive compensation plan; and four shareholder proposals.  In proceeding with the meeting, we will introduce all agenda items, then we will open the floor for questions.  I ask you to hold any questions on our agenda items until we actually open the floor.  So let's begin with the first item, which is the election of directors.  I call for nominees for election of directors of the corporation.

M. Nathenson:  Madame Chairman, I nominate the slate of 13 directors, as specified in the proxy statement.

K. Riggins:  Madame Chairman, I second that motion.

I. Nooyi:  Thank you.  We now turn to our second agenda item.  May I have a motion with respect to the auditors for the year?

M. Nathenson:  Madame Chairman, I move that the appointment of KPMG LLP, as the independent registered public accountants of the corporation for the ensuing year be ratified.

K. Riggins:  Madame Chairman, I second this motion.

I. Nooyi:  Thank you.  I'd like to now introduce to you John Chapman, representing KPMG LLP.  John Chapman.  (Applause).  Thank you, John.  Our next item is the approval of the PepsiCo, Inc., executive incentive compensation plan.  May I have a motion for approval of the plan?

M, Nathenson:  Madame Chairman, I move that the executive incentive compensation plan be approved.

K. Riggins:  Madame Chairman, I second this motion.

I. Nooyi:  Thank you.  Our next item of business is a shareholder proposal submitted by As You Sow, regarding recycling.  Miss Amy Galland will now introduce the proposal.  Hi Amy.

A. Galland:  Hello, my name is Amy Galland, and I represent As You Sow foundation, the filer of proposal number four on the proxy statement.  This proposal in effect asks the company to develop a public quantitative goal for higher rates of beverage container recovery in the United States.  The U.S. beverage container recovery rate has dropped from 54 percent in 1992 to 34 percent in 2006.  Containers and packaging form the largest segment of municipal solid waste, and beverage containers make up nearly 15 percent of all packaging.  So that means that two thirds of plastic water bottles, about 40 billion bottles, purchased by U.S. consumers, will end up at an incinerator or landfill instead of being recycled.  That's an enormous waste of resources as we enter an age of carbon constraints.  If all beverage containers were recycled, an additional 15.6 million tons of greenhouse gas emissions would be avoided, the equivalent of the emissions from 36,269,070 barrels of oil.  As You Sow, Walden Asset Management, and other socially concerned investors have been in dialogue with PepsiCo on recycled content and beverage container recovery for several years.  This issue has taken on more significance with recent concerns over climate change.  Recycling more plastic bottles will result in less reliance on virgin plastic resin derived from petroleum, and a smaller carbon footprint for our company.

We appreciate tremendously PepsiCo's leadership in incorporating ten percent recycled PET resin into plastic bottles sold in the U.S. and recent announcement on source reduction efforts, as we discuss today.  However, we remain concerned that the company and the beverage industry lack a public goal for beverage container recovery.  For many years, both PepsiCo and its major peers have stated that it was not realistic for individual companies to set their own recovery goals; yet in 2007, a major soft drink competitor committed to a 50 percent recycling rate for aluminum cans and PET plastic bottles by 2015.

Then, last year, a major bottled water competitor committed to a 60 percent PET industry recovery goal by 2018.  We know that higher container recovery rates are possible.  In the 11 U.S. states with container deposit laws, beverage container recycling rates of 70 percent and higher are being achieved, levels that are more than twice as high on average as states without deposit systems.

Our company is relatively close to establishing industry leadership on sustainable packaging.  As noted in our recent report on the environmental packaging performance of the beverage industry, "Waste and Opportunity", PepsiCo is already a leader in the use of recycled content.  With its recent announcement on the additional lightweighting of the bottles, it will rival competitors for leadership on source reduction.  The company has an exciting opportunity to establish clear environmental packaging leadership in all major categories if it takes steps to set an aggressive container recovery goal in a reasonable time frame.  PepsiCo's reputation will be enhanced by establishing such clear industry leadership.  Therefore, we urge our company to step up and set its own recovery goal.  We urge you to support Proxy Proposal Number Four.  Thank you very much.

I. Nooyi:  Thank you, Miss Galland.  And my apologies for pronouncing your last name wrong, Miss Galland.  Thank you.  Before we call for a second, I'd like to take a minute to state PepsiCo's position on this matter as outlined in the proxy statement.  We agree with the need to increase recycling.  But in order to increase the recycling rate, a variety of stakeholders must be engaged in a public-private partnership; it cannot be done by one company alone.  We are doing our part.  We have taken the first step by reducing the amount of material that goes into the production of our containers.  And we have also reduced the amount of aluminum in each Pepsi can by about ten percent since 1993, saving approximately 75 million pounds of aluminum a year. And we've reduced the plastic in our beverage containers, with our two-liter beverage bottles being 40 percent lighter today than they were a couple decades ago.  As I mentioned earlier, we are also helping develop a market for recovered containers by using recycled material in our bottles and cans.  And we are advancing consumer awareness of recycling; by partnering with Keep America Beautiful for the 2008 Great American Cleanup, we were part of the largest community-improvement program here in the United States.  PepsiCo is very proud of all of these efforts to support recycling, and beverage containers remain the most recycled consumer packaging in the country today.  We believe in a multi-faceted and comprehensive approach to recycling that include public education, government partnership, an enhancement of infrastructure, as well as public policy changes and model programs.  But all these efforts require public-private partnerships, community engagement, and ongoing input and cooperation from a variety of stakeholders.  We as a company continue to take recycling very seriously, and to address this issue from many angles.  With that said, is there anyone to second Miss Galland's motion?

M. Nathenson:  I second the motion.

I. Nooyi:  Thank you.  Our next item of business is the shareholder proposal submitted by the Adrian Dominican Sisters concerning genetically engineered products.  Mr. Frank Rauscher is representing the shareholder, and will now introduce the proposal.  Good morning Mr. Rauscher.

F. Rauscher:  Good morning Madame Chairman.  My compliments on the presentation so far; we really appreciate it.

I. Nooyi:  Thank you.

F. Rauscher:  Madame Chair, members of the board, shareholders, I am Frank Rauscher, representing the Adrian Dominican Sisters and numerous other shareholder proponents of Proxy Item Number Five.  Fellow shareholders, the Board of Directors's response was based on a reliance on regulatory agencies.  Of course that was the regulators that were supposed to keep the American economy strong and allayed from consequences of additional risk in financial products.  Many years ago, filers like these of this proposal, brought the financial risk of derivatives to Fannie Mae, Freddie Mac, Lehman, Citibank, Bank of America, and were stonewalled by their boards because regulators oversaw them.  Their boards ignored the issues.  Perhaps the PepsiCo board is aware of some government doctrine called, "Too big a food products company to fail" that could rescue the company if your FDA regulators are wrong.  How much do the FDA staffs really get paid?  Are they the best and the brightest?  You're putting the future of the company in the hands of people that probably would not make mid-management at PepsiCo.  That's not a slap at government employees; it is a compliment to the high quality of the staff at PepsiCo.  Currently, the regulatory system isn't strong enough to protect any company from the multitude of errors since the widespread introduction of bioengineered crops.  PepsiCo has numerous corn-based products.  Corn is one of the easiest of the bio-engineered crops to be polluted in the field.  Unapproved corn traits can quickly become part of a commercial field, and thus part of the corn product, a PepsiCo product.  PepsiCo used to seek only non-engineered corn products; no longer.  Thus the increased potential for Frito-Lay products to contain some corn that is only being tested, not yet fully approved.

In addition to the concern about product pollution, there are the environmental impacts of current GMOs, the increased use of pesticides due to the herbicide-resistance weeds, continuous use of herbicide-resistant crop yields, herbicide resistant weeds; the solution is more herbicide.  Thus we again pose our key questions:  What criteria does the company have for use of future genetically engineered products?  How does PepsiCo alleviate the greatest risk of errors, particularly with an easily polluted crop such as corn?  Is PepsiCo prepared to meet consumer choices as they shift on other genetically engineered ingredients?

Hopefully the board has spent significant time with company presentations on this topic, and a report would be easy to prepare.  But if you've not spent time on that, here's a chance to start.  Make it clear how PepsiCo pays attention.  Vote yes on item number five.  Thank you very much.

I. Nooyi:  Thank you Mr. Rauscher.  We appreciate your input.  Before we call for a second, let me just take a minute to share PepsiCo's position on this matter as outlined in the proxy statement.  PepsiCo is dedicated to producing high-quality, great-tasting food and beverage products in every part of the world.  We strive to ensure that all products meet or exceed stringent safety and quality standards, and use only ingredients that are safe and approved by the applicable government or regulatory authority in every country in which we operate.  As a global company, we believe that genetically engineered products can play a role in generating positive economic, social, and environmental contributions to societies around the world, particularly in times of food shortages.  Here at home in the United States, the Food and Drug Administration has concluded that approved foods developed through biotechnology, such as corn, are as safe for consumption as traditionally developed food, and may be used as ingredients in other food.  This finding is supported by significant scientific consensus.  As a result, along with almost all food companies in the United States, PepsiCo has many products that may contain genetically engineered ingredients.  To avoid contamination by crops not approved for food ingredients, PepsiCo tests ingredients and works closely with our suppliers and regulatory authorities.  Our priority is to ensure the safety of all our products.  With that said, is there anyone to second Mr. Rauscher's motion?

M. Nathenson:  I second the motion.

I. Nooyi:  Thank you.  Our next item of business is a shareholder proposal submitted by Miss Estella Salvatierra regarding charitable contributions reporting.  Mr. Greg Quinlan will now introduce the proposal.

G. Quinlan:  Thank you very much.  My name is Greg Quinlan, I'm a member of PFOX, Parents and Friends of Ex-Gays & Gays.  PFOX is a non-profit charity that supports families in the ex-gay community.  I myself am an ex-gay, a former homosexual.  I ask you to support resolution number six, the charitable contributions resolution, because PepsiCo gives away over $1 million to gay organizations that hate people like me.  Last year, PepsiCo gave away $.5 million to PFLAG, Parents and Friends of Lesbians and Gays.  PFLAG is a gay organization that supports tolerance for gays, but does not believe in tolerance for ex-gays or other heterosexuals.  When Republican Vice Presidential nominee Sarah Palin's church sponsored an ex-gay conference last year, PFLAG issued press releases against Sarah Palin and organized protests at her church.  This same church was later vandalized by fire, reminiscent of the burning of black churches in the south during the Civil Rights movement.  Churches should welcome former homosexuals like me, and PepsiCo should not fund organizations like PFLAG that do not welcome diversity but promote hatred.  I have been shouted and heckled by PFLAG members because I am out and open in society as a former homosexual.  Why does PepsiCo fund groups like PFLAG that hate people who are different from them?  This is not tolerance.  This is not inclusion by any definition.

PFLAG publishes anti-gay literature and opposes ex-gay inclusion.  Although they advocate for gay rights, they just don't believe others should have the same equal rights.  PFLAG contributes to the intolerance of the ex-gay community, and stereotypes former homosexuals like myself.  By funding PFLAG, PepsiCo promotes fear and hostility against the ex-gay community and supporters, and spreads lies about ex-gay organizations.  Diversity does not and should not mean funding one organization to attack another.

PFLAG also funded support for the recent gay marriage political battles across the country, but the American people voted for traditional marriage and against gay marriage in every state where the initiative was held.  In fact, 30 states, three fifths of the United States, 60 percent, supports marriage as one man, one woman.  So why is PepsiCo involved in funding an organization like PFLAG that supports genderless marriage, when the majority of the American people do not?  This could hurt PepsiCo's image and stock value; in fact, it already has.

Currently, there is a boycott of PepsiCo by the AFA, the American Family Association.  AFA is a grassroots organization of concerned families across the country that successfully boycotted Ford Motor Company products for donating money to gay activist organizations.  Now they're boycotting Pepsi products because they claim PepsiCo is funding the gay agenda, including same sex marriage.  Their boycott petition has already got over 300,000 signatures by concerned Americans who are boycotting all PepsiCo brands.  You can see them for yourself on www.boycottpepsico.com.

AFA has over a million members nationwide.  AFA works closely with thousands of religious organizations and denominations in the United States and abroad, representing nearly 30 million American consumers. Your PepsiCo is alienating those consumers.

The money that PepsiCo is giving away to organizations like PFLAG, which I personally consider a hate group, are your profits.  You have a right to know where your profits are going and what these so-called charities are doing with those profits.

PepsiCo current disclosure hides more than it shows.  Therefore, Resolution Number Six that I ask you to support requires PepsiCo to provide a report to shareholders on the following:  standards for choosing which groups receive your profits as PepsiCo charitable contributions; the business rationale and purpose for each of the contributions; the benefits to PepsiCo produced by said contributions; and monitoring the contributions where used for the purposes subscribed.  This is a reasonable request with a minimal cost.  The PepsiCo Board of Directors approved a $13 million total compensation package for your CEO, in addition to her free personal use of the PepsiCo company plane and a car and a chauffeur for commuting.

If PepsiCo can afford that, then it can afford to issue a report revealing to you, the shareholders, how your money is being spent on dubious charities that support genderless marriage and hate against ex-gays like myself.  Please support charitable contributions number six, and thank you very much.

I. Nooyi:  Thank you, Mr. Quinlan.  Before we call for a second, let me just take a minute to share PepsiCo's position on this matter as outlined in the proxy statement.  The PepsiCo Foundation seeks to expand opportunities for under-served communities to enjoy improved health, a better environment, and greater inclusion.  We're also committed to diversity and inclusion in our businesses so that we can serve and appreciate our many different communities and consumers without the imposition of personal judgment.  Shareholders can easily see the extensive steps PepsiCo already takes to document its corporate social responsibility and foundation activities.  Details regarding grant guidelines, and lists of donations, are already featured prominently on the PepsiCo website.  So the goal underpinning the proposal under consideration has already been accomplished.  With that said, is there anyone to second Mr. Quinlan's motion?

M. Nathenson:  I second the motion.

I. Nooyi:  Thank you.  Our next item of business is the shareholder proposal submitted by TIAA-CREF, regarding an advisory vote on compensation.  Mr. Matthew DiGuiseppe will now introduce the proposal.

M. DiGuiseppe:  Good morning.  Thank you Madame Chairman.  My name is Matt DiGuiseppe, and I am with the College Retirement Equities Fund, the equity arm to TIAA, together known as TIAA-CREF.  TIAA-CREF manages the retirement savings of over 3.4 million individuals, and as of the record date holds over 16 million shares of PepsiCo stock, valued at over $800 million.  CREF has filed a shareholder proposal asking that the Board of Directors adopt an advisory vote on executive compensation.  The specific language of the proposal and our supporting statement are in the proxy materials you've received.  I'd like to make a few additional comments at this time.  As we all know, a lot has changed in the past six months since we filed our proposal.  First, I want to commend PepsiCo for taking steps over the past year to review and modify its compensation program and disclosure based on the concerns raised by us and other shareholders.  This is the second year we are filing this proposal with PepsiCo; and again, we selected the company because of its unique position to take a leadership role on this issue.  As the company has stated in its response to our resolution, Congress took the first step towards a federally-mandated advisory vote for all public companies when it required those banks receiving TARP funds to provide a vote.  Many in the investment community believe, like both TIAA-

CREF and PepsiCo, that it is only a matter of time before this mandate is expanded to all U.S. companies.

Though we would have preferred that PepsiCo work towards a market-based solution over the past year, we continue to believe that the company can play an important role in the development of a useful tool, for shareholders and corporations alike, by publicly committing to adopting an advisory vote and actively trying to participate in the development of any legislation or regulations.  So to be clear, this proposal is not punitive.  As our proposal states, we do not seek a vote on the amounts paid to executives, but instead on the quality of the company's communication.  The SEC mandates that a company disclose its compensation in a manner understandable to all shareholders; and we strongly believe that in return, shareholders have a responsibility and an obligation to advise the company if they have met this charge to our standards.  An advisory vote is the only efficient way to do so.

Finally, we acknowledge that it could be difficult to discern the meaning of small variations in the level of support a proposal receives.  This is a systemic issue with the proxy system, and we do believe that nuanced issues should be raised with the company in dialogue.  However, the advisory vote is not meant to replace dialogue; it is meant to enhance it.  In our experience over the past several years, investors, management, and even boards of directors agree that an attentive and qualified board would easily be able to understand why a vote was overwhelmingly against, and thus approach shareholders with a knowledge of their concerns.

Based on TIAA-CREF's own experience with the advisory vote, we are confident that if a compensation program is appropriately customized, and clearly and concisely explained in plain English, shareholders will either support the board's compensation decisions or articulate their concerns.  So for the reasons outlined above, we urge you to take the opportunity now to recast your ballot in support of our proposal.  Thank you.

I. Nooyi:  Thank you, Mr. DiGuiseppe.  Before we call for a second, I'd like to take a minute again to outline PepsiCo's position on the matter as outlined in the proxy statement.  PepsiCo is proud of its strong pay-for-performance orientation, ownership culture, and governance practices.  We believe that adoption of an advisory board resolution is unnecessary because PepsiCo's executive compensation programs are responsibly designed and administered by the Compensation Committee within strict corporate governance standards to support PepsiCo's pay-for-performance philosophy.  In addition, PepsiCo shareholders already have many ways to communicate their views to PepsiCo, and its Board of Directors regarding executive compensation, including management dialogue with shareholders, shareholder access to Board of Directors, shareholder approval of PepsiCo's equity incentive plan, and an annual vote for PepsiCo's Board of Directors.  Furthermore, leaders of the U.S. Congress have made it clear that they intend to recommend legislation requiring a shareholder advisory vote on compensation in the current Congressional session.  We really believe that the company and the shareholders are best served by monitoring legislative developments and promptly adopting any new shareholder advisory board procedures that are mandated by law.  With that said, is there anyone to second Mr. DiGuiseppe's motion?

M. Nathenson:  I second the motion.

I. Nooyi:  Thank you.  If there are any ballots still outstanding at this time, we'd like to collect them.  Please raise your hand and one of our assistants will pick up your ballot.  Let me remind you again that you must remember to vote on each item.

L. Thompson:  We now seem to have all of the ballots; and since all those desiring to vote by ballot have done so, I hereby declare the polls closed.  The ballots and proxies will be held in the possession of the Inspector of Election, John Sivertson from The Bank of New York Mellon.  Mr. Sivertson, will you .... Mr. Sivertson's responsibility as Inspector of Elections is to tabulate the voting results, and he will begin to do so now.

L. Thompson:  The meeting is now open for general questions.  I’d like to remind you that in order to accommodate all of you who wish to pose a question, your question will be limited to three minutes.  And to facilitate this, you will hear a chime indicating when it is time for you to begin to wrap up your question.

K. Urquiza:  Hello, good morning.  Thank you for the opportunity to speak here today.  My name is Kristen Urquiza, and I’m with corporate accountability international’s Think Outside the Bottle campaign.  At last year’s shareholder meeting, we acknowledged PepsiCo’s first steps in responding to the concerns of tens of thousands of customers and people who are actively engaged with the Think Outside the Bottle campaign.  Pepsi’s change to the Aquafina label to include public water source has provided customers and consumers with more information about the bottled water they are buying.  As Aquafina is a leading national brand, Pepsi’s leadership on the issue has had an impact on the entire industry, setting the stage for Nestle to add public water source to the labels of it’s Pure Life brand and increasing the pressure on Coke to do the same.

Your shareholders, the public and our members recognize this action as a positive first step in addressing the concerns surrounding PepsiCo’s water practices.  And there is still progress to be made.  Thank you for your time earlier discussing this matter, Madame Chairwoman.  Through Think Outside the Bottle, tens of thousands of people are calling on Pepsi to take another concrete step and publicly share more information on quality testing results for its Aquafina brand, comparable to reports by public water systems.  This is a central concern for the Think Outside the Bottle campaign, and Pepsi lags behind other major bottled water corporations in this area.

As Pepsi positions itself as responsive and a leader on water issues, it must not undermine the ability of democratic institutions to set and implement public policies on water, public health, environmental, or human rights issues.  Pepsi’s track record on this (Inaudible).  For example, last summer, when more than 1,000 mayors resolved to cut city bottled water budgets to reduce waste and promote tap water, Pepsi’s trade association lobbied aggressively against the resolution.  Actions speak louder than words, and so now more than ever, the world will be watching.

Our members recognize the positive step that you have taken in changing your Aquafina labels, but why does the corporation refuse to provide its customers with water quality information equivalent to what our public water systems provide as customers?  What does Pepsi have to hide?  Thank you.

I. Nooyi:  Thank you.  As we discussed just before the meeting, we appreciate the partnership we have with your organization.  Last year we had a constructive dialogue, and this year we had a brief dialogue, but Dan Bena is our head of water for all of PepsiCo.  And Dan Bena will be in conversation with you if not today, within the next week or ten days.  And let’s figure out what exactly you want us to do.  Because Aquafina today goes through intensive testing, as well as the purest waters out there.  You know, the Aquafina plants are high-tech plants.  They really go through a seven-stage reverse osmosis process and produces a high-quality water.  If there’s something we’re not doing, and something we need to do more to disclose whatever we are doing, let’s have a conversation and let’s do it.

Let’s not forget:  everybody in PepsiCo is first a citizen of the community, parents, children, wives, husbands, mothers.  So we care about the products we produce, too.  So we welcome the dialogue with you.  And Dan Bena ... where are you Dan?  Dan Bena will be in touch with you today and set a time within the next week or ten days that we can have a constructive dialogue and see where it takes us.  Thank you for your attendance at that meeting today.

G. Rangel:  Madame Chair, my name is George Rangel.  As a Pepsi shareholder, I’m here today on behalf of the farm labor organizing committee, AFL-CIO.  FLOC represents tobacco farm workers who work on Reynolds American Contract farms in North Carolina.  Reynolds American is the second-largest tobacco company in the United States.  I would ask Mr. Lionel Nowell, III, Pepsi Treasurer and the members of the Reynolds American Board of Directors to assist FLOC in gaining a meeting with Reynolds American CEO, Susan Ivey, to discuss ways to improve the conditions of tobacco workers.

I would like Mr. Nowell to receive a copy of the letter, FLOC President Baldemar Velásquez sent to Mr. Nowell dated December 29th, 2008.  Mr. Nowell has never responded to President Velásquez, even though there have been repeated efforts to contact him.  Also, he has not responded to hundreds of letters sent to him by PepsiCo shareholders and consumers asking him to assist FLOC, obtaining the meeting with Reynolds CEO, Susan Ivey.  Thank you.

I. Nooyi:  Thank you.  This is a matter that is extraneous to PepsiCo, but I received your letter that you sent to me, and I will mention to Mr. Nowell that you came here and made this comment.  Thank you.

F. Rauscher:  It’s Frank Rauscher again.  I am in from Plano, Texas, and I represent Aquinas Associates, a corporate social responsibility organization.  I want to actually compliment you.  Last year, you had a proposal with regard to access to water, and it was resolved.  It’s not again on the proposal this year, but I’d just like to thank you and Mr. Trotter, with whom I had a nice conversation after our meeting last year.  And I assume that the two of you and the rest of the staff got together and ended up with a really great statement with regard to access to water.  So I just want to publicly thank you very much.  Appreciate it.

I. Nooyi:  Thank you, Mr. Rauscher.

F. Rauscher:  Good morning.

I. Nooyi:  Good morning.

F. Rauscher:   I’m happy to be here again this year.  Good lord saw to it.  My question is, I don’t know if you can answer this, but maybe somebody else here can.  Many years ago, when you spun off KFC and Taco Bell, you made a separate company and all the shareholders got stock in it.  You spun off The Pepsi Bottling Group, and no one, no shareholders that I know of, got stock.  Unless you went out and bought it.  So I’d like to know why the company didn’t issue stock to the shareholders when they spun off the bottling group.

I. Nooyi:  They were done under two very different structures.  The restaurant was a spin-off.  Meaning we took PepsiCo and created two companies out of it: a restaurant company and PepsiCo.  And so each of the shareholders got a piece of the restaurant company stock, and you kept the PepsiCo stock.  In the case of the bottling company, we did an initial public offering, an IPO.  So we actually sold 60 percent of the bottling companies to the public.  And so PepsiCo collected the cash from the sale of that bottling ownership, the 60 percent ownership.  And that’s why, the shareholders ... you didn’t get a piece of paper that said you owned the bottling company.  But PepsiCo overall benefitted from the cash proceeds, which allowed us to increase dividends to all of you substantially, repurchase more stock and improve the overall value of the company.

F. Rauscher:  Thank you.

I. Nooyi:  Pleasure.

L. Roy:  Madame Chairman, my name is Lance Roy.  I was curious ... Dallas/Ft. Worth and Dallas and Tarrant Counties are fairly large, and I’m assuming that the rest of the area of Texas is affected.  But I’m wondering why the naval air station is the only place this can be bought?

I. Nooyi:  What is that?  I can’t see from here.

L. Roy:  It’s Tropicana orange juice, frozen concentrate.  Now I’ve tried for several years at ... Albertson’s, Minyard’s, Tom Thumb.  Nobody carries it.  In fact, I’ve had a couple of them people say, "They don’t make it anymore."  I know that’s a lie, because (Inaudible) can get it anywhere in the country.

I. Nooyi:  (Laughs)  Actually, we are de-emphasizing that product.  My strong suggestion is you buy Tropicana not from concentrate orange juice.  And let me tell you a little story.  There was something I read on the website a few days ago, where there was a shareholder meeting for some other company.  And the shareholders were complaining that that company was wasting money by serving fresh orange juice.  And people were up in arms.  The company then came on and showed the containers of Tropicana orange juice and said, "No, this is Tropicana orange juice, the closest to freshly squeezed orange juice."  My suggestion is I would go out and get some Tropicana, not from concentrate, orange juice.  And to get you started, let’s make sure we give you some coupons to go out and buy the first containers.  I think you’re going to be absolutely delighted.  Absolutely delighted.

L. Roy:  You can’t freeze it.

I. Nooyi:  You know what?  Enjoy this juice, and then call me back and tell me how much you liked it.  You’re going to love it, trust me.  You’re going to love it.  Absolutely love it.

L. Roy:  I’d had no problem with this for 30 years.  (Laughter)

I. Nooyi:  I’m giving you an added experience.  (Laughter)

L. Roy:  Also, outside of my regular job, I work weekends at a convenience store.  I’ve got in my truck some 60 containers for 20-ounce and one-liter plastic bottles that we can’t get the distributors to pick up.  They throw them away.  Now I know from my regular job that plastic containers of that type probably cost two or three dollars to be made.  Now if we’ve got this problem in this area, that means we may have the problem in other areas.  That looks to me like a lot of money being wasted.

I. Nooyi:  Well you know, if you go back to our discussion on recycling, this is where you need public-private partnerships.  Companies have to work with municipal governments, local communities to ...

L. Roy:  (Overlap) No, you misunderstand.  These are the carriers that your drivers bring the bottles in.  And they’re supposed to pick up again when they deliver the next time.  We can’t get them to pick them up.  They’re throwing them away.  These are molded things that hold the (Inaudible).

I. Nooyi:  (Overlap) Yes, I understand (Inaudible).  Let’s look into that, because they’re supposed to pick up the shells and recycle and re-use them again and again and again.  These are designed to have multiple trips.  So who ... ?  Massimo, maybe you can ... get in touch with them and get the name and the location of the place.  Thank you.

L. Roy:  Appreciate your time, lady.

I. Nooyi:  Okay.  If there are no more questions, Larry Thompson has the results of the balloting, the preliminary results.  Larry, over to you.

L. Thompson:  Thank you, Madame Chair.  I’d like to report the preliminary results of the voting.  I remind everyone that the holders of our common stock and convertible preferred stock vote together on all matters as a single class.  With respect to the nominees for director, I’d like to report that each nominee received approximately at least 70 percent of the votes cast in support of their election.  The auditors received approximately 98 percent of the votes cast in favor of their continuing as our independent auditors.  The PepsiCo executive incentive compensation plan received approximately 94 percent of the votes cast, approving the plan.

Proposal number four on recycling received approximately 8.7 percent of the votes cast, and did not receive enough support to past.  Proposal number five on genetically modified products received approximately 8.4 percent of the votes cast and did not receive enough support to pass.  Proposal number six, on charitable contributions, received approximately five percent of the votes cast and did not receive enough support to pass.  Proposal number seven on the advisory vote on compensation received at this time approximately 49 percent of the votes cast, and it appears it did not receive enough support to pass.

Now I’d like to remind everyone that these are preliminary numbers.  Final results will be available after the results have been certified by our inspector of elections.  Final voting results will be disclosed in our next 10Q filing in July.

I. Nooyi:  Thank you, Larry, and this concludes the business portion of our meeting.  But our work to make sure PepsiCo reaches its full potential is never finished.  I thank you for your time and attention today, and with that, I will entertain a motion for adjournment.

L. Thompson:  Madame Chair, I move that the meeting be adjourned.

M. Nathenson:  I second the motion.

I. Nooyi:  Without objections, the meeting is now adjourned.  Thank you.  (Applause)

Reconciliation of GAAP and Non-GAAP Information
(unaudited)

Division operating profit growth, core results and core results on a constant currency basis are non-GAAP financial measures as they exclude certain items noted below.  Additionally, our management operating cash flow is a non-GAAP financial measure.  We believe investors should consider these measures as they are more indicative of our ongoing performance and with how management evaluates our operational results and trends.

In the first quarter of 2009, we recognized $62 million of mark-to-market net gains on commodity hedges in corporate unallocated expenses.  In the first quarter of 2008, we recognized $4 million of mark-to-market net losses on commodity hedges in corporate unallocated expenses.  In the full-year 2008, we recognized $346 million of mark-to-market net losses on commodity hedges in corporate unallocated expenses.  In the full-year 2007, we recognized $19 million of mark-to-market net gains on commodity hedges in corporate unallocated expenses.  We centrally manage commodity derivatives on behalf of our divisions.  Certain of these commodity derivatives do not qualify for hedge accounting treatment and are marked to market with the resulting gains and losses recognized in corporate unallocated expenses.  These gains and losses are subsequently reflected in division results when the divisions take delivery of the underlying commodity.

As a result of our previously initiated Productivity for Growth program, we recorded restructuring and impairment charges of $25 million in the first quarter of 2009.  In the full-year 2008, we recorded restructuring and impairment charges of $543 million in connection with this program.  The program includes actions in all segments of the business, including the closure of six plants that we believe will increase cost competitiveness across the supply chain, upgrade and streamline our product portfolio and simplify the organization for more effective and timely decision-making.  In addition, in the full-year 2007, we recorded restructuring and impairment charges of $102 million in connection with plant closings and production line rationalizations.

In the full-year 2008, The Pepsi Bottling Group, Inc. (PBG) implemented a restructuring initiative across all of its geographic segments.  PBG also recognized an asset impairment charge related to its business in Mexico.  Consequently, in 2008, we recorded a non-cash charge of $138 million, included in bottling equity income, as part of recording our share of PBG’s financial results.

In 2007, we recognized $129 million of non-cash tax benefits related to the favorable resolution of certain foreign tax matters.

We believe investors should consider the following non-GAAP financial measures with respect to our 2009 first quarter results:

•	Our 2009 net revenue growth on a constant currency basis; and

•	Our 2009 diluted EPS growth excluding the impact of restructuring and impairment charges and the mark-to-market net impact on commodity hedges, on a constant currency basis.

We believe investors should consider the following non-GAAP financial measures with respect to our 2008 full-year results:

•	Our 2008 division operating profit growth excluding the impact of restructuring and impairment charges; and

•
Our 2008 diluted EPS growth excluding the impact of restructuring and impairment charges (including, for 2008, charges associated with our Productivity for Growth initiatives), mark-to-market net impact on commodity hedges, our share of PBG’s restructuring and impairment charges and certain tax benefits.

Additionally, we believe investors should consider our cumulative management operating cash flow and option proceeds for the five-year period from 2004-2008.

Reconciliation of GAAP and Non-GAAP Information (cont.)
(unaudited)

Net Revenue Growth Reconciliation

Quarter Ended
3/21/09
Reported Net Revenue Growth	(1)%
Impact of Foreign Currency Translation	7
Net Revenue Growth, on a constant currency basis	6%

Operating Profit Growth Reconciliation

Year Ended
12/27/08
Total PepsiCo Reported Operating Profit	(3)%
Impact of Mark-to-Market Net Impact on Commodity Hedges	5
Impact of Restructuring and Impairment Charges	6
Total Operating Profit Excluding above Items	8%
Impact of Other Corporate Unallocated	(2)
PepsiCo Total Division Operating Profit Excluding above Items	6%

Diluted EPS Reconciliation

	Quarter Ended
	3/21/09		3/22/08		Growth
Reported Diluted EPS	$0.72		$0.70		3%
Impact of Mark-to-Market Net Gains on Commodity Hedges	(0.03)		–
Impact of Restructuring and Impairment Charges	0.01		–
Diluted EPS Excluding above Items	$0.71	*	$0.71	*	1%
Impact of Foreign Currency Translation					7
Diluted EPS Excluding above Items, on a constant currency basis					8%
* Does not sum due to rounding

	Year Ended
	12/27/08		12/29/07	Growth
Reported Diluted EPS	$3.21		$3.41	(6)%
Impact of Mark-to-Market Net Losses/(Gains) on Commodity Hedges	0.14		(0.01)
Impact of Restructuring and Impairment Charges	0.25		0.04
Impact of PBG’s Restructuring and Impairment Charges	0.07		–
Impact of Tax Benefits	–		(0.08)
Diluted EPS Excluding above Items	$3.68	*	3.37 *	9%
* Does not sum due to rounding

5-Year Management Operating Cash Flow and Option Proceeds ($ billions)

Total
2004-2008
Net Cash Provided by Operating Activities	$30.9
Net Capital Spending	(9.7)
Management Operating Cash Flow	21.2
Option Proceeds	5.0
Management Operating Cash Flow and Option Proceeds	$26.2

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Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. If PepsiCo, Inc. (“PepsiCo”) enters into definitive agreements in connection with the proposed transactions with The Pepsi Bottling Group, Inc. (“PBG”) and PepsiAmericas, Inc. (“PAS”) (the “Proposed Transactions”), PepsiCo plans to file with the Securities and Exchange Commission (“SEC”) registration statements on Form S-4 containing proxy statements/prospectuses and other documents with respect to each of the Proposed Transactions and definitive proxy statements/prospectuses would be mailed to shareholders of PBG and PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUSES AND OTHER DOCUMENTS THAT WOULD BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

If PepsiCo enters into definitive agreements in connection with the Proposed Transactions, investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo through the website maintained by the SEC at http://www.sec.gov. Free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC will also be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035.

PepsiCo and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding PepsiCo’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 19, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 24, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements”, including PepsiCo’s 2009 guidance, are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to enter into definitive agreements with respect to the Proposed Transactions; PepsiCo’s ability to achieve the synergies and value creation contemplated by the Proposed Transactions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the Proposed Transactions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for our products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; our ability to build and sustain proper information technology infrastructure, successfully implement our ongoing business process transformation initiative or outsource certain functions effectively; damage to our reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with our bottling partners, including as a result of the Proposed Transactions; our ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of our supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where we operate; and risks that benefits from our Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of May 6, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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